Grantham, Mayo, Van Otterloo & Co. LLC

MEMORANDUM

To:
Matthew Dunlap

From:              Judith Lyden

cc:              Andy Luu

Date:              October 24, 2012

Re:              GMO Trust - Item 77 Attachments - Form N-SAR
For Period March 1, 2012 through August 31, 2012 (and current)

Item 7:
New Series:
•	Effective September 25, 2012, a new series of GMO Trust became effective: GMO Risk Premium Fund

Name Changes:
•	GMO Options Fund changed its name to GMO Risk Premium Fund
Note:  GMO Options Fund never launched

Fund Terminations:
•	GMO Short Duration Investment Fund, effective August 29, 2012

Item 77E:  Legal Proceedings
Series 15 – GMO Emerging Markets Fund
Indian regulators alleged in 2002 that the Fund violated some conditions under which it was granted permission to operate in India and have restricted the Fund’s locally held assets pending resolution of the dispute. Although these locally held assets remain the property of the Fund, a portion of the assets are not permitted to be withdrawn from the Fund’s local custodial account located in India.  The amount of these restricted assets is small relative to the size of the Fund, representing approximately 0.11% of the Fund’s total net assets as of August 31, 2012.  The effect of this claim on the value of the restricted assets, and all matters relating to the Fund's response to these allegations, are subject to the supervision and control the Trust's Board of Trustees.  The Fund’s costs in respect of this matter are being borne by the Fund.

Series 41 – GMO Special Purpose Holding Fund
As disclosed in the Fund’s financial statements, in 2003, the Fund joined with certain other holders of the NPF Securities in filing a lawsuit against certain parties related to the NCFE offerings, including the indenture trustees, underwriters, and certain other parties.  In April 2004, a plan of liquidation was approved by the bankruptcy court with respect to NCFE and its affiliated operations. Pursuant to such plan, GMO SPV I, LLC (“SPV”) received cash distributions, which were distributed to, less expenses, to holders of SPV, including the Fund.  SPV also received interests in liquidating trusts, which it continues to hold.  In July 2005 and April 2006, the Fund entered into settlement agreements with two of the defendants in the lawsuit and received (through its investment in SPV) cash settlements in connection therewith.  Litigation against the remaining defendants continues at this time.

GMO Emerging Country Debt Fund
In December 2005, the Fund entered into litigation against the Government of Argentina (“Argentina”) relating to Argentina’s failure to make payments on sovereign debt held by the Fund.  A judgment was awarded in the Fund’s favor on September 24, 2007; however, the Fund’s ability to collect on the judgment remains uncertain, and the Fund is not able to transfer or sell the judgment without court consent. In late May 2010, Argentina commenced a public debt exchange in which certain defaulted debts, including legal judgments on those debts, were eligible to be exchanged for currently performing Argentina Bonds.  The eligible portion of the Fund’s judgment was tendered in the debt exchange and the Fund received new bonds in June 2010.  The remaining portion of the Fund’s judgment, which continues to be valued according to the Fund’s valuation policy, represented 1.6% of the net assets of the Fund as of August 31, 2012.

Peru Trust, Series 1998 I-P; Peru Trust, Series 97-I-P; and Peru Trust II, Series 98-A LB (the “Peru Trusts”) held by the Fund are currently in default. The Peru Trusts hold obligations of Istituto per i Servizi Assicurativi e il Credito all’Espotazione (“SACE”), the Italian Agency for Insurance of Export Credits. The obligations are payable only to the extent SACE recovers amounts from the Government of Peru (“Peru”) in relation to certain export insurance policies. Peru fully paid all of its obligations to SACE on August 24, 2009; however, payments to the Peru Trusts by SACE remain outstanding. Litigation between the Peru Trusts and SACE is pending in Italy with respect to the outstanding payments. The Peru Trusts’ ability to recover such payments, and the Fund’s corresponding ability to receive payment with respect to its investment in the Peru Trusts, remains uncertain. The Peru Trusts, which continue to be valued according to the Fund’s valuation policy, represented less than 0.1% of the net assets of the Fund as of August 31, 2012. Costs associated with this action are borne by the Fund.

In connection with the Fund’s purchase of Venezuelan bonds between 2000 and 2002, the Fund acquired warrants which (along with related payments on those warrants) have not been received in custody. While the Fund’s trading counterparty has acknowledged its delivery obligation, delivery of the warrants remains outstanding. The Fund entered into litigation in February 2012 against ICAP PLC and related entities to seek to enforce the Fund’s rights with respect to the delivery of the warrants. Because there can be no assurance that the Fund will receive the warrants (or related payments), the Fund values the warrants at fair value using methods determined in good faith by or at the discretion of the Trustees of GMO Trust. The value of any possible recovery is carried at $1,053,592, representing less than 0.1% of the net assets of the
Fund on August 31, 2012 and is included in Miscellaneous receivables on the Statement of Assets and Liabilities.

Item 77I:  Terms of new or amended securities
No items to be updated at this time.  Upon approval and launch of funds noted above, the amendments to Declaration of Trust will be provided.

Item 77Q1:  Exhibits

(a)	Attached is a copy of the following Amendment to the GMO Trust Declaration of Trust during this period:

•
Amendment No. 9:  to rescind  the establishment and designation of fourteen series of GMO Trust:  GMO Tobacco-Free Core Fund, GMO US Small/Mid Cap Growth Fund, GMO Tax-Managed US Equities Fund, GMO Arlington Fund, GMO Berkeley Fund, GMO Clarendon Fund, GMO Dartmouth Fund, GMO Exeter Fund, GMO Fairfield Fund, GMO Gloucester Fund, GMO Hereford Fund, GMO Ipswich Fund, GMO St. James Fund, and GMO World Opportunity Overlay Share Fund, dated June 12, 2012

•	Amendment No. 10: to establish a new series of the Trust: GMO Options Fund, dated July 2, 2012
•	Amendment No. 11: to change the name of a series of the Trust: GMO Options Fund to GMO Risk Premium Fund, dated September 25, 2012

(c)	copy of the management contracts between GMO Trust, on behalf of GMO Risk Premium Fund and GMO LLC.

Item 81:  Joint Fidelity Bond
•	Yes ($10M and a deductible of $100K)